UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB Number: 3235-0145
Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response . . . .11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Boise Inc.

(formerly known as Aldabra 2 Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01408A202 (Common Stock)

(CUSIP Number)

Boise Cascade Holdings, L.L.C.	Madison Dearborn Partners, L.L.C.
1111 W. Jefferson St., Suite 300	70 W. Madison Street, Suite 3800
Boise, Idaho 83728	Chicago, Illinois 60602
Attention: General Counsel	Attention: Mark Tresnowski, General Counsel
(208) 384-6161	(312) 895-1000

COPY TO:
Carol Anne Huff
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601

(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01408A202

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) Boise Cascade Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 37,857,374 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 37,857,374 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,857,374 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 01408A202

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) Forest Products Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 37,857,374 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 37,857,374 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,857,374 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 01408A202

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) Madison Dearborn Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 37,857,374 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 37,857,374 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,857,374 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 01408A202

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) Madison Dearborn Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 37,857,374 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 37,857,374 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,857,374 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.                                   Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Boise Inc. (formerly known as Aldabra 2 Acquisition Corp.), a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1111 W. Jefferson Street, Boise, Idaho 83728.

Item 2.                                   Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)                                     Boise Cascade Holdings, L.L.C., a Delaware limited liability company (“BCH”), by virtue of its being the record holder of 37,857,374 shares of Common Stock of the Company (the “Shares”);

(ii)                                  Forest Products Holdings, L.L.C., a Delaware limited liability company (“FPH”), by virtue of its being the controlling equityholder of BCH;

(iii)                               Madison Dearborn Capital Partners IV, L.P. (“MDCP IV”), a Delaware limited partnership, by virtue of its being the controlling equityholder of FPH; and

(iv)                              Madison Dearborn Partners IV, L.P. (“MDP IV”), a Delaware limited partnership, by virtue of its being the general partner of MDCP IV;

all of whom are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement dated March 3, 2008, filed as Exhibit A hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the limited partner committee of MDP IV is set forth on Schedule A attached hereto, which is incorporated herein by reference.

The address of the principal business office of BCH is 1111 West Jefferson Street, Suite 300, Boise, Idaho 83728.

BCH is a Delaware limited liability company.  BCH is a holding company with no principal business operations.

The address of the principal business office of FPH is c/o Boise Cascade Holdings, L.L.C. 1111 West Jefferson Street, Suite 300, Boise, Idaho 83728.

 FPH, the majority equityholder of BCH, is a Delaware limited liability company.  FPH is a holding company with no principal business operations.

The address of the principal business office of each of MDCP IV and MDP IV is c/o Madison Dearborn Partners, L.L.C., 70 W. Madison Street, Suite 3800, Chicago, Illinois 60602.

MDCP IV, the majority equityholder of FPH, is a Delaware limited partnership.  MDCP IV is a private equity investment fund.

MDP IV, the general partner of MDCP IV, is a Delaware limited partnership.  MDP IV is engaged primarily in the business of serving as the general partner of MDCP IV.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 3.                                   Source and Amount of Funds or Other Consideration.

                                                Boise Cascade, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of BCH (“Boise Cascade”) sold to the Company its paper, packaging and newsprint and transportation businesses as well as most of its headquarter operations (the “Acquisition”).  In exchange, BCH received the Shares, as well as cash and a promissory note.

Item 4.                                   Purpose of Transaction.

The purpose of the Acquisition was the sale of Boise Cascade’s paper, packaging and newsprint and transportation businesses as well as most of its headquarter operations.  In connection with the Acquisition, BCH received the Shares, as well as cash and a promissory note.

                                                Investor Rights Agreement.  In connection with the Acquisition, the Company, BCH and certain other stockholders of the Company entered into an investor rights agreement. The investor rights agreement provides that BCH will have the right to designate a number of directors to the Company’s board proportional to the voting power represented by the shares of the Company’s Common Stock that BCH owns until such time as BCH owns less than 5% of the voting power of all of the outstanding Common Stock of the Company. Holders of more than 5% of the Common Stock will have certain information and inspection rights. Additionally, the investor rights agreement sets forth affirmative and negative covenants to which the Company will be subject to as long as BCH owns 33% of the Common Stock issued to it as of the closing date of the Acquisition. The negative covenants restrict the Company and/or its subsidiaries from conducting certain activities or taking certain actions without the affirmative written consent of holders of the majority of the shares acquired by BCH, including, without limitation, making distributions on its equity securities, redemptions, purchases or acquisitions of its equity securities, issuances or sales of equity securities, securities exchangeable or convertible for equity securities, debt or convertible or exchangeable debt securities, loans, advances or guarantees, mergers and acquisitions, asset sales, liquidations, recapitalizations, non-ordinary business activities, changes of organizational documents, change of arrangements with its officers, directors, employees and other related persons, incurrence of indebtedness for borrowed money or capital leases above specified thresholds and a sale of the Company.  Pursuant to the affirmative covenants, unless the holders of a majority of the shares acquired by BCH have otherwise consented in writing, the Company and each of its subsidiaries is required to perform certain activities, including, without limitation, preservation of its corporate existence and material licenses, authorizations and permits necessary to the conduct of its business, maintenance of its material properties, discharge of certain statutory liens, performance under material contracts, compliance with applicable laws and regulations, preservation of adequate insurance coverage, and maintenance of proper books of record and account.

                                                In addition, the investor rights agreement sets forth additional affirmative covenants to which the Company and its subsidiaries will be subject during any period(s) in which BCH and/or any person or entity affiliated with BCH is required to consolidate the results of operations and financial position of the Company and/or any of its subsidiaries or to account for its investment in the Company under the equity method of accounting (determined in accordance with GAAP and consistent with the Commission’s reporting requirements), including, without limitation, maintaining disclosure controls and procedures and internal control over financial reporting as defined in Exchange Act Rule 13a-15, maintaining the same fiscal year and monthly and quarterly accounting periods as BCH, delivering periodic financial statements and other financial information such that BCH can properly satisfy its reporting obligations under the Exchange Act and applicable law, allowing BCH prior review of Company filings with the Commission and cooperating fully with BCH in the preparation of any of its public reports and filings with the Commission.

                                                The investor rights agreement also provides for certain registration rights with respect to shares held by the stockholders that are party to the investor rights agreement. Holders of at least a majority of the shares acquired by BCH will have the right to demand registration under the Securities Act of all or any portion of their registrable securities subject to certain limitations. Holders of these shares may demand five long-form registrations and an unlimited number of short-form registrations. Additionally, whenever the Company proposes to register any of its securities under the Securities Act and the registration form to be used may be used for the registration of registrable securities, holders of a majority of the shares acquired by BCH may request the inclusion of its registrable securities in such registration.

                                                The investor rights agreement is attached hereto as Exhibit B.

Contingent Value Rights Agreements.  The description of the contingent value rights agreements set forth in Item 6 is incorporated herein by reference.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)                                  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Company;

(f)                                    Any other material change in the Company’s business or corporate structure;

(g)                                 Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                                 Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                     Any action similar to any of those enumerated above.

                                                Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.                                   Interest in Securities of the Issuer.

(a)-(b)               BCH  beneficially owns 37,857,374 shares of Common Stock.  BCH  has the shared power to vote and dispose of 37,857,374 shares, constituting approximately 49% of the outstanding Common Stock.

                                                FPH beneficially owns 37,857,374 shares of Common Stock.  FPH has the shared power to vote and dispose of 37,857,374 shares, constituting approximately 49% of the outstanding Common Stock.

                                                MDCP IV beneficially owns 37,857,374 shares of Common Stock.  MDCP IV has the shared power to vote and dispose of 37,857,374 shares, constituting approximately 49% of the outstanding Common Stock.  MDP IV, as the general partner of MDCP IV, may also be deemed to beneficially own and to share the power to vote and dispose of the Common Stock held by MDCP IV.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D by BCH, FPH, MDCP IV and MDP IV shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 77,259,947 shares of Common Stock outstanding, which excludes the 12,347,427 shares for which conversion rights were properly exercised.

(c)                                  Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d)                                 To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                                  Inapplicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the investor rights agreement described in Item 4 of this Schedule 13D is hereby incorporated by reference.

Contingent Value Rights Agreements.  On or about February 1, 2008, Boise Cascade entered into contingent value rights agreements (the “Agreements”) by and among certain investors (the “Investors”) in the Company, Terrapin Partners Venture Partnership (“Terrapin”) and the Company.  Under the Agreements, the Investors received from Terrapin and Boise Cascade (the “Grantors”) certain contingent value rights (“CVRs”) to receive payments in cash, shares of the Company’s common stock or a combination of cash and shares.  In exchange for the CVR, each Investor caused its shares to be voted in favor of each proposal set forth in the Company’s Definitive Proxy Statement filed with the Commission on January 23, 2008, as amended, and agreed not exercise any conversion rights in respect of such shares and to revoke any such exercise previously made.

The Grantors gave the Investors CVRs equal to the number of shares held by each Investor or the number of shares such Investor had the right to vote at the special meeting of stockholders of the Company held on February 5, 2008.  In order to receive a settlement of the CVRs, (i) the Common Stock’s Anniversary Price (defined as the arithmetical average of the volume weighted average trading price of the Common Stock as reported by Bloomberg Professional Service for the period beginning 9:30 a.m., New York City time and ending at 4:00 p.m., New York City time for the 30 trading days prior to February 5, 2009) must be less than $10.50 and (ii) the Investor must have given written notice to the Grantors requesting payment of the CVRs between February 6, 2009 and February 15, 2009.  Subject to certain adjustments set forth in the Agreements, the Grantors will pay or transfer to each Investor the amount (the “CVR Payment”) per CVR by which the Anniversary Price is less than $10.50, up to a maximum of $1.00.

 The CVR Payment, if any, will be paid by each Grantor, in its sole discretion, in cash, shares, or a combination of cash and shares.  The Grantors will be jointly and severally liable to the Investor for the CVR Payment, but as between the Grantors, each Grantor will be individually liable for 50% of the CVR Payment.  The CVRs and the obligations thereunder will automatically terminate if prior to February 5, 2009, the closing price of the shares, as reported on Bloomberg Professional Service, is $10.50 or greater for (a) any 20 days of any period of 30 consecutive trading days or (b) 10 consecutive trading days.  Boise Cascade’s maximum liability under the Agreements is expected to be approximately $10,000,000 ($20,000,000 if Terrapin fails to meet its obligations).

A form of the contingent value rights Agreement is attached hereto as Exhibit C.

Item 7.                                   Material to be filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement

Exhibit B— Investor Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on February 28, 2008)

Exhibit C— Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14A filed with the Commission on February 1, 2008)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2008

Boise Cascade Holdings, L.L.C.

	By:	/s/ David G. Gadda
	Name:	David G. Gadda
	Its:	Vice President and General Counsel

Forest Products Holdings, L.L.C.

	By:	/s/ Wayne Rancourt
	Name:	Wayne Rancourt
	Its:	Vice President and Treasurer

Madison Dearborn Capital Partners IV, L.P.

	By:	Madison Dearborn Partners IV, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
	Name:	Mark B. Tresnowski
	Its:	Managing Director

Madison Dearborn Partners IV, L.P.

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
	Name:	Mark B. Tresnowski
	Its:	Managing Director

SCHEDULE A

Persons Controlling MDP IV:  John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares held by MDCP IV.  The general partner of MDP IV is Madison Dearborn Partners, L.L.C., a Delaware limited liability company, whose principal business is serving as the general partner and/or investment manager of MDP IV and certain other affiliated investment funds.  Madison Dearborn Partners, L.L.C. is managed by a board of managers, which currently consists of John A. Canning, Jr. The principal business address of each of these individuals and of Madison Dearborn Partners, L.L.C. is c/o Madison Dearborn Partners, L.L.C., 70 W. Madison, Suite 3800, Chicago, Illinois  60602, telephone (312) 895-1000.  Each of these persons is a United States citizen.